Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Gesher I Acquisition Corp. on Form S-1 of our report dated March 31, 2021, except Subsequent Events in Note 8, as to which the date is September 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Gesher I Acquisition Corp. as of March 5, 2021 and for the period from February 23, 2021 (inception) through March 5, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

September 1, 2021